400 Atlantic Street
Suite 1500
Stamford, Connecticut 06901 USA
Phone: 203.328.3500
Fax: 203.328.3946

February 11, 2010

VIA EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2009
Filed August 19, 2009 and
Form 10-Q for the period ended September 30, 2009
Filed October 29, 2009
File No. 1-09764

Ladies and Gentlemen:

Set forth below are the responses of Harman International Industries, Incorporated (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 29, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K and Form 10-Q referenced above.

For your convenience, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

United States Securities and Exchange Commission

Division of Corporation Finance

February 11, 2010

Form 10-K for Fiscal Year Ended June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 25

Inventory Valuation, page 26

1.	We note you experienced deteriorating economic conditions and negative cash flow trends leading to a significant goodwill impairment charge in the fiscal year ending June 30, 2009. Please disclose and explain to us why those same conditions and trends did not result in material inventory markdowns, write-offs, or an increase in your inventory reserve.

The Company acknowledges the Staff’s comment and has included the following disclosure under the caption “Basis of Presentation” within the Notes to the Condensed Consolidated Financial Statements, on page 5 in the Form 10-Q for the quarterly period ended December 31, 2009:

Inventories, net: Inventories, net are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The valuation of inventory requires us to make judgments and estimates regarding obsolete, damaged or excess inventory, as well as current and future demand for our products. Estimation of inventory valuation reserves requires us to analyze the aging and future demand for inventories and to forecast future product pricing trends which has an effect on our results of operations. We calculate inventory reserves using a combination of lower of cost or market analysis, analysis of historical usage data, forecast demand data and historical disposal rates. Specific product valuation analysis is applied, if practicable, to those items of inventory representing a higher portion of the value of inventory on-hand. As changes in future economic or industry conditions occur, management revises its estimates used to calculate our inventory reserves. Although there was deterioration in economic conditions in fiscal year 2009 and the beginning of fiscal year 2010, we did not experience significant increases in our inventory write-downs, primarily due to a significant portion of our inventories being produced as a result of specific customer orders. After discussions with several of our significant customers, we concluded that the majority of orders would be postponed and not cancelled. We were able to proactively adjust our supply chain demand to match these new customer requirements, thereby reducing our exposure to inventory write-downs.

The Company will also include the above disclosure within “Critical Accounting Policies” within Management’s Discussion and Analysis in future filings of its annual and quarterly reports.

Goodwill and Other Intangible Assets, page 26

2.	We note that you took a significant goodwill impairment charge in fiscal year ending June 30, 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosure in response to this comment.

The Company acknowledges the Staff’s comment and has included the following disclosure under the caption “Goodwill Impairment” within Management’s Discussion and Analysis, on page 40 in the Form 10-Q for the quarterly period ended December 31, 2009:

Goodwill Impairment

Beginning in fiscal year 2009, investor and consumer confidence was negatively affected due to the turmoil in the global credit and financial markets. We continued to see these effects on our results through most of fiscal year 2009 and in the beginning of fiscal year 2010. Our results of operations depend on our sales of audio products and electronic systems in the automotive, consumer and professional markets. Our products are sold worldwide, with the largest markets being the United States and Germany. Significant portions of our net sales are denominated in Euros. We have and may continue to be negatively impacted by the contraction in consumer discretionary spending and also by adverse changes in foreign currency exchange rates (primarily the Euro compared to the U.S. dollar), resulting in reduced sales.

United States Securities and Exchange Commission

Division of Corporation Finance

February 11, 2010

Approximately 65 percent of our sales are to automobile manufacturers. As a result, our financial performance depends, in large part, on conditions in the automotive industry, which is highly dependent on general economic conditions, which have recently experienced significant difficulty. Certain of our customers have publicly announced their financial difficulties, including some of our major customers, such as Chrysler. As a result, we have and may continue to experience reductions in orders from these customers. In addition, our customer supply agreements generally provide for reductions in pricing of our products over the period of production. Pricing pressures have and may continue to intensify as a result of cost cutting initiatives of our customers in the current economic environment.

As a result of the deteriorating economic conditions and negative industry trends, in fiscal year 2009 we experienced significant declines in our market capitalization and as a result, we concluded during both the second and third quarters of fiscal year 2009, that a triggering event relating to goodwill impairment had occurred, as defined in guidance issued by the FASB, thereby necessitating the performance of interim period goodwill impairment tests as of November 30, 2008 and February 28, 2009. In connection with this, we revised our estimated cash flow projections to reflect the impact of the rapid changes in our business and the downturn in the economy and therefore we lowered our assumptions relating to net sales, operating cash flow margins and net cash flows by reporting unit over the five year projection period. The weak economic climate caused us to assume that the general economic conditions would begin a gradual recovery in fiscal year 2010 but that future growth rates would be lower than had been assumed in previous years. In addition, the instability of the credit markets caused us to increase our assumed discount rates used in calculating the fair value of our reporting units in fiscal year 2009 compared with the rates which had been assumed in previous years. These estimates require significant management judgment, and as a result, we recorded a $330.6 million goodwill impairment charge in fiscal year 2009, of which $295.1 million was in our Automotive segment, $22.7 million in our Consumer segment and $12.8 million was in our Other segment.

During the three and six months ended December 31, 2009, we recognized $4.2 million and $7.2 million, respectively, of goodwill associated with a prior year acquisition of Innovative Systems GmbH. This additional goodwill was associated with contingent purchase price consideration and was recognized in our Automotive segment. Since the annual goodwill impairment test conducted in fiscal year 2009 indicated that no goodwill was supportable at present in our Automotive segment, we recognized goodwill impairment charges of $4.2 million and $7.2 million in the three and six months ended December 31, 2009, respectively, which is recorded as a goodwill impairment charge in our Condensed Consolidated Statement of Operations. The contingent purchase price consideration associated with the acquisition of Innovative Systems GmbH continues unless a buyout option is exercised by either the buyer or the seller in September 2010.

United States Securities and Exchange Commission

Division of Corporation Finance

February 11, 2010

In addition, in November 2009, we also recognized $9.5 million of goodwill associated with a prior year acquisition of QNX Software Systems Co. (“QNX”) which was recorded as contingent purchase price consideration when the contingency lapsed. The funds to pay this consideration had been placed in escrow and therefore were included in current assets in our Condensed Consolidated Balance Sheets, and as a result, the payment had no effect on our cash balance. In fiscal year 2009, we reclassified the QNX business to our Other segment. We performed a fair value analysis to allocate the goodwill between the Automotive and Other segments and therefore have similarly allocated this additional purchase price consideration goodwill between the Automotive and Other segments. As a result, $5.1 million of this goodwill was allocated to our Automotive segment. As discussed above, our annual goodwill impairment test conducted in April 2009 indicated that no goodwill was supportable at present in our Automotive segment and, as a result, we recorded additional goodwill impairment charges of $5.1 million in both the three and six months ended December 31, 2009.

These non-cash impairment charges do not have any direct impact on our liquidity, compliance with any covenants under our debt agreements or potential future results of operations. Our historical operating results may not be indicative of our future operating results. We will revise our estimates used in calculating the fair value of our reporting units as needed.

The Company has further updated its disclosure in “Financial Condition”, under the caption “Liquidity and Capital Resources” within Management’s Discussion and Analysis on page 42 in the Form 10-Q for the quarterly period ended December 31, 2009, to include the following disclosure:

In fiscal 2009 we incurred significant non-cash goodwill impairment charges due to a significant decline in our market capitalization, as deteriorating economic conditions and negative industry trends adversely affected our business. As a result, we revised our estimated cash flow projections to reflect the impact of the rapid changes in our business and the downturn in the economy and therefore we lowered our assumptions relating to net sales, operating cash flow margins and net cash flows by reporting unit over the five year projection period. The weak economic climate caused us to assume that the general economic conditions would begin a gradual recovery in fiscal year 2010 but that future growth rates would be lower than had been assumed in previous years. In addition, the instability of the credit markets caused us to increase our assumed discount rates used in calculating the fair value of our reporting units in fiscal year 2009 than had been assumed in previous years. These estimates require significant management judgment. Refer to Note 7 – Goodwill in the Notes to the Condensed Consolidated Financial Statements for more information.

These non-cash impairment charges do not have any direct impact on our liquidity, compliance with any covenants under our debt agreements or potential future results of operations. Our historical operating results may not be indicative of our future operating results. We will revise our estimates used in calculating the fair value of our reporting units as needed.

United States Securities and Exchange Commission

Division of Corporation Finance

February 11, 2010

Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 13

Role of Surveys and Benchmarking, page 15

3.	We note that the Compensation and Option Committee used compensation data from a Towers Perrin Survey as an input when setting compensation levels for your named executive officers. In future filings, identify all of the companies that are considered for purposes of this benchmarking exercise. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company confirms that in future filings of its annual proxy statements, it will identify all of the companies that are considered for purposes of this benchmarking exercise in compliance with the Staff’s guidance set forth in Question 118.05 of the Compliance & Disclosure Interpretations.

Fiscal 2009 Equity Awards, page 20

4.	We note that the performance measures for the Performance RSUs for fiscal year 2009 were operating income and the Global Footprint Index. In future filings, please disclose the quantitative performance targets that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

The Company confirms that in future filings of its annual proxy statements, it will disclose the quantitative performance targets that must be reached for payment to each officer under the Performance RSUs. The Staff is supplementally advised that, although not disclosed in the proxy statement, the Company has publicly disclosed these quantitative performance targets by filing Mr. Paliwal’s agreement with the Commission. Please see the copy of Mr. Paliwal’s Performance-Based Restricted Share Unit Agreement filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K dated September 1, 2009. The fiscal year 2009 quantitative performance measures disclosed in Mr. Paliwal’s agreement are the same measures used for the other Company employees who received Performance RSUs, including the named executive officers.

* * * *

United States Securities and Exchange Commission

Division of Corporation Finance

February 11, 2010

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3829, with any questions or comments regarding any of the foregoing.

Sincerely,

By:	/s/ Todd A. Suko
Todd A. Suko Vice President-General Counsel and Secretary

Enclosures

cc:	Securities and Exchange Commission
Joseph Cascarano
Robert Littlepage
Jay Knight
Paul Fischer

Harman International Industries, Incorporated
Herbert K. Parker
Jennifer Peter
Marisa Iasenza